OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

December 11, 2013

Via Electronic Transmission

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form N-1A for Oppenheimer Dividend Opportunity Fund
(previously named Oppenheimer Select Value Fund) (SEC File 811-21208)

Dear Ms. Lithotomos:

Below please find a response to your comments received on November 25, 2013 to Post-Effective Amendment No. 17 to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer Dividend Opportunity Fund (the “Registrant”) filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2013. For your convenience, we have included your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

1.	Please explain why the fee table has a footnote indicating that expenses have been restated to reflect current fees.

The Fund includes this footnote disclosure pursuant to the instruction 3(d)(ii) of Item 3 of Form N-1A. Pursuant to such instruction, the Fund is required to restate information in the fee table if there have been any material changes affecting “Annual Fund Operating Expenses” that is expected to occur during the current fiscal year. The information is restated because the Fund has a new management fee, as well as a new transfer agent agreement, which will materially lower the expenses during the current fiscal year.

2.	Please confirm if the Fund’s 80% policy will apply to borrowings for investment purposes, and if so, please indicate this in the disclosure.

The Fund’s 80% policy will apply to any borrowings for investment purposes, and the disclosure has been revised to reflect this fact.

3.	The prospectus states, in a blocked section, the following: “An investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” Please inform the staff whether the Fund will be offered or sold through an insured depository institution. If it is not offered or sold in that matter, please delete this statement as it is neither permitted nor required.

The Fund may be offered through an insured depository institution.

* * * * *

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Edward Gizzi
OFI Global Asset Management, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-4091
egizzi@ofiglobal.com

Sincerely,
/s/ Edward Gizzi
Edward Gizzi
Vice President & Associate Counsel
Tel.: 212.323.4091

cc:	Kramer Levin Naftalis & Frankel LLP
Lori E. Bostrom, Esq.